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EXHIBIT 99(a)(1)(C)

April 10, 2002

Dear Stockholder:

        We are pleased to inform you that we are making a tender offer for up to a total of 25,000,000 shares of our Series A common stock and 1,000,000 shares of our Series B common stock for $13.00 in cash per share. The tender offer provides stockholders the opportunity to sell shares for cash without the usual transaction costs and, in the case of those holders who own less than 100 shares of Series A or Series B common stock, without incurring any applicable odd lot discounts. The tender offer is not conditioned upon tender of a minimum number of shares; however, amounts tendered above 25,000,000 shares of Series A common stock and above 1,000,000 shares of Series B common stock will be prorated, unless we elect to accept a greater number of shares. The tender offer will expire on 5:00 p.m. Eastern Time, May 8, 2002 unless extended.

        The enclosed offer to purchase provides important information about us and along with the accompanying letters of transmittal, contains the detailed terms of the tender offer. Please read and consider the information carefully. In order to tender your shares of Series A or Series B common stock pursuant to the tender offer:

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  If you are the beneficial owner and the shares are registered in your name, you must complete and sign the letter of transmittal applicable to the series of common stock that you are tendering and forward it, together with certificates representing the tendered shares to the depositary at its address on the back cover page of the offer to purchase;

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  If you are the beneficial owner, but the shares are not registered in your name (because the registered holder is instead a securities brokerage firm, securities dealer, commercial bank, trust company or other nominee which holds the shares on your behalf) then you must instead promptly contact the registered holder of your shares to tender your shares in accordance with the instructions.

        Neither we nor our board of directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering shares.

        Questions and requests for assistance or for additional copies of the offer to purchase should be directed to D.F. King & Co., Inc., our information agent at 800-829-6551, J.P. Morgan Securities Inc., our dealer manager at (866) 262-0777 or EquiServe Trust Company, our depositary at (866) 367-6355.

        I trust you will give your careful consideration to the enclosed materials.

Sincerely yours,
Robert R. Bennett President and Chief Executive Officer

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  EXHIBIT 99(a)(1)(C)